                                   EXHIBIT 21

                       LIST OF SUBSIDIARIES OF REGISTRANT



The names of the Company's subsidiaries have been omitted pursuant to Item 601(b)(21)(ii) of Regulation S-K because such subsidiaries do not, in the aggregate, constitute a "significant subsidiary" as of December 28, 1996. However, the Company has begun to realign its assets into separate operating entities, which realignment will be completed during the second quarter of the 1997 fiscal year. As of the date of this Report, one such operation, Chatham Fabrics, L.L.C., a Delaware limited liability company, had been organized and commenced operations.